EXHIBIT 21

Subsidiaries of InterDigital Communications Corporation

Company	Jurisdiction/State of Incorporation

InterDigital Canada Ltee	Delaware

InterDigital Communications (Europe) Ltd.	United Kingdom

InterDigital Facility Company	Delaware

InterDigital Finance Corporation	Delaware

InterDigital Germany GmbH	Germany

InterDigital Advanced Technologies, Inc.	Delaware

InterDigital Technology Corporation	Delaware

IPR Licensing, Inc.	Delaware

Tantivy Communications, Inc.	Delaware

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